Exhibit 99.1

Obsidian Energy Announces Participation in the Scotia Howard Weil Energy Conference

CALGARY, March 6, 2023 – OBSIDIAN ENERGY LTD. (TSX / NYSE American – OBE) (“Obsidian Energy”, the “Company”, “we”, “us” or “our”) announces that we will be participating in the 51st Annual Scotia Howard Weil Energy Conference on Wednesday, March 8, 2023, in Miami, Florida at the Mandarin Oriental Hotel.

Stephen Loukas, President and Chief Executive Officer, will be presenting at 1:30 p.m. EST (11:30 am MST) on Wednesday, March 8, 2023. Mr. Loukas along with Peter Scott, Senior Vice President and Chief Financial Officer will be hosting one-on-one meetings on March 7 and 8, 2023 at the conference centre.

The presentation will be webcast live and available after the event for 90 days on our website and the conference webcast page.

CONTACT

OBSIDIAN ENERGY

Suite 200, 207 - 9th Avenue SW, Calgary, Alberta T2P 1K3

Phone: 403-777-2500

Toll Free: 1-866-693-2707

Website: www.obsidianenergy.com;

Investor Relations:

Toll Free: 1-888-770-2633

E-mail: investor.relations@obsidianenergy.com